UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15027104

SEC MAIL PROCESSING SECTION
RECEIVED
JUN - 1 2015
WASH., D.C.
201

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68226 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 3/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Avendus Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. 150160 |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue 12th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Puneet Shivam, Executive Director (646) 707-0789
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632 (Address) New York (City) New York (State) 10107 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Puneet Shivaam, Executive Director, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avendus Capital, Inc. (Company), as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

[signature]

Puneet Shivam, Executive Director

Sworn and subscribed to before me this 29th day of May, 20 15.

MARY JOYCE MARTINEZ
Notary Public - State of New York
NO. 01MA6264166
Qualified in Richmond County
My Commission Expires 6/25/2016

[signature]

**This report contains (check all applicable boxes):**

| | | | |
|---|---|---|---|
| | | Report of Independent Registered Public Accounting Firm | 1 |
| (x) | (a) | Facing page. | |
| (x) | (b) | Statement of Financial Condition. | 2 |
| (x) | (c) | Statement of Operations. | 3 |
| (x) | (d) | Statement of Changes in Stockholder's Equity. | 4 |
| (x) | (e) | Statement of Changes in Cash Flows. | 5 |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). | |
| (x) | | Notes to Financial Statements. | 6-9 |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | 10 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable) | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not applicable). | |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). | |
| (x) | (l) | An Affirmation. | |
| (x) | (m) | A Copy of the SIPC Supplemental Report. | 11-12 |
| ( ) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). | |
| (x) | ( ) | Management's exemption report. | 13 |
| (x) | ( ) | Review report on managements' exemption report. | 14 |

**AVENDUS CAPITAL, INC.**

Table of Contents

March 31, 2015

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.212.448.0053

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors of
Avendus Capital, Inc.

We have audited the accompanying financial statements of Avendus Capital, Inc., (the "Company") (a Delaware corporation), which comprise the statement of financial condition as of March 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Avendus Capital, Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
May 28, 2015

**Registered with the Public Company Accounting Oversight Board**
**Member of the American Institute of Certified Public Accountants**

**AVENDUS CAPITAL INC.**
**STATEMENT OF FINANCIAL CONDITION**
**MARCH 31, 2015**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 787,718 |
| Due from parent company | | 119,469 |
| Prepaid taxes | | 5,430 |
| Prepaid expenses | | 9,160 |
| Foreign tax refund receivable | | 394,639 |
| Property and equipment, net | | 25,149 |
| Deferred tax benefits | | 346,400 |
| Security deposits | | 98,055 |
| Total Assets | $ | 1,786,020 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 77,092 |
| Corporate taxes payable | | 42,222 |
| Deferred tax benefit on currency exchange losses | | 72,364 |
| Deferred rent payable | | 16,109 |
| Total Liabilities | | 207,787 |
| Contingencies | | - |
| Stockholder's Equity | | |
| Common stock - $0.01 par value 1,000,000 authorized; 700,000 issued and outstanding | | 7,000 |
| Additional paid-in-capital | | 1,393,000 |
| Retained earnings | | 178,233 |
| Total Stockholder's Equity | | 1,578,233 |
| Total Liabilities and Stockholder's Equity | $ | 1,786,020 |

The accompanying notes are an integral part of these financial statements.

# AVENDUS CAPITAL INC.
# STATEMENT OF OPERATIONS
# FOR THE YEAR ENDED MARCH 31, 2015

| | | |
|---|---|---|
| Revenues: | | |
| Fees | $ | 6,317,684 |
| Interest income | | 95 |
| Total Revenues | | 6,317,779 |
| | | |
| Costs and Expenses: | | |
| Management fees and expenses to Avendus Capital Private, Ltd. | | 3,868,694 |
| Professional fees | | 351,330 |
| Advertising | | 26,211 |
| Depreciation | | 8,709 |
| Occupancy costs | | 180,909 |
| Brokerage registrations and fees | | 23,698 |
| Salary - executive director | | 391,497 |
| Salaries and wages | | 644,151 |
| Payroll taxes and fringes | | 150,396 |
| Insurance | | 3,255 |
| Office supplies and expense | | 70,558 |
| Telephone | | 42,669 |
| Travel and entertainment | | 148,991 |
| Total Operating Expenses | | 5,911,068 |
| Net Income Before Taxes | | 406,711 |
| Provision for taxes-current | | (181,299) |
| Provision for taxes-deferred | | (28,000) |
| Net Income | $ | 197,412 |
| | | |
| Other Comprehensive income | | |
| Gain on foreign currency translation, net of tax benefits | $ | 2,391 |

The accompanying notes are an integral part of these financial statements.

**AVENDUS CAPITAL INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED MARCH 31, 2015**

| | Common Stock | Additional paid-in-capital | Retained earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| Balances, April 1, 2014 | $ 7,000 | $ 1,393,000 | $ (21,570) | $ 1,378,430 |
| Net Income | - | - | 197,412 | 197,412 |
| Other Comprehensive Income Loss<br>Gain on foreign currency translation<br>net on tax benefit | - | - | 2,391 | 2,391 |
| Balances, March 31, 2015 | $ 7,000 | $ 1,393,000 | $ 178,233 | $ 1,578,233 |

The accompanying notes are an integral part of these financial statements.

# AVENDUS CAPITAL INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED MARCH 31, 2014

| | | |
|---|---|---|
| Cash flows provided by operating activities: | | |
| Net Income | $ | 197,412 |
| Depreciation | | 8,709 |
| Amortization of deferred taxes | | 28,000 |
| Loss on foreign currency, net of tax benefits | | 2,391 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | 8,000 |
| Due from parent company | | 58,089 |
| Prepaid income taxes | | 42,701 |
| Prepaid expenses | | 15,019 |
| Foreign tax receivable | | (4,927) |
| Security deposits | | (6,000) |
| Accounts payable and accrued expenses | | 48,501 |
| Corporate taxes payable | | 40,671 |
| Deferred tax benefit on currency exchange losses | | 72,364 |
| Deferred rent payable | | (9,206) |
| Net cash provided by operating activities | | 501,724 |
| Cash flows provided by investing activities: | | - |
| Cash flows provided by financing activities: | | - |
| Net increase in cash | | 501,724 |
| Cash at beginning of year | | 285,994 |
| Cash at end of year | $ | 787,718 |

The accompanying notes are an integral part of these financial statements.

AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2015

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. is a Delaware Corporation formed on December 21, 2007, and is the wholly owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred herein as the Parent or Parent Company.

The Parent Company acquired all of the issued and outstanding stock of Avendus Capital Inc. referred herein as the Subsidiary Company or Subsidiary or Development Stage Enterprise or Company in July 2008, and made a capital contribution of $400,000 in August, 2008, and an additional amount of $1,000,000 in December, 2009.

The Subsidiary Company (Avendus Capital, Inc.) commenced operations as a Broker/Dealer on September 28, 2010, with its membership approved on September 28, 2010, by the Financial Industry Regulatory Authority (FINRA). The presentation of its financial statements are in conformity with accounting principles generally accepted in the United States of America, and these statements reflect the accepted principles that apply to the development stage subsidiary (December, 2007 through September, 2010) of the operating Parent.

The Company earns revenues consisting of fees from consulting and investment banking.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Accounts Receivable

There are no amounts due the Company from accounts receivable.

Due from Parent Company

The receivable consists of $119,469 from Avendus Capital Private, Limited (Parent Company) from revenues earned and expense reimbursements incurred per an intercompany service agreement dated on October 1, 2010 and currently in effect.

Foreign Tax Refund Receivable

The tax refund is a receivable of $394,639 from the government of India, and represents a 10% tax on payments or remittances from the (Parent Company). Avendus Capital Private, Limited (Parent) in behalf of Avendus Capital Inc. (Subsidiary) and the management of Avendus Capital, Inc.'s management have both represented that the refund will be made, but cannot determine the date that payment is expected.

Deferred Tax benefits

The deferred tax benefits represent the amortization of start-up costs of $1,024,065 over 15 years resulting in a tax deduction of $68,271 per year and a tax benefit of $28,000 per year creating a temporary timing difference of the tax benefit. The unamortized tax benefit at March 31, 2014 is $346,400.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the balance sheet, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles, and the carrying values approximate fair value at current market rates.

Cash

The Company maintains its accounts at Citibank and the amount is fully insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). There are times when the cash balances exceed $250,000. The cash balance including the Security deposit, at Citibank at March 31, 2015 was $885,773. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

Start-Up Expenses

The Company had been a "Developmental Stage Enterprise" until September 28, 2010 and the "Start-Up" Expenses have been written off as an expense in accordance with accounting principles generally accepted in the United States. These expenses are being amortized for income tax purposes at $68,271 a year through September 30, 2025 resulting in a tax benefit to the Company of approximately $346,000 as of March 31, 2015.

Property and Equipment

The Company's property and equipment consists of office furniture, fixtures and leasehold improvements. The cost of office furniture, equipment, and leasehold improvements at March 31, 2015, was $31,797 and $20,842, respectively. Both depreciation expense and accumulated depreciation on a GAAP basis (5-7 years straight line) was $8,709 and $27,491, respectively.

**NOTE 3 – RISKS AND UNCERTAINITIES**

Risks

The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services offered by Avendus Capital Inc., rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal

proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals on these financial statements.

**NOTE 4 – ORGANIZATION EXPENSES**

The Company incurred "Organization Expenses" of $2,924, which has been amortized for income tax purpose over five years.

**NOTE 5 – INCOME TAXES**

Deferred tax benefits and deferred rent payable are included in the financial statements. The amortization of these deferred assets and liabilities are recorded as prescribed in FASB ASC 740-10-1 through 25, (formerly SFAS No. 109), "Accounting for Income Taxes". The Provision for current year taxes is as follows:

| | | |
|---|---|---|
| Federal | $ | 120,024 |
| NYS | | 26,764 |
| NYS MTA | | 5,909 |
| NYC Corp | | 27,252 |
| NJ and Delaware | | 1,350 |
| | $ | 181,299 |

**NOTE 6 – DEFERRED RENT**

The Company has a total future lease commitment on 499 Park Avenue in the amount of approximately $332,000 at March 31, 2015. The Company, however, received free rent for the first three months of the lease. The free rent resulted in a deferred rent liability of $16,109 at March 31, 2015, which is being amortized over the term of the lease (60 months), including renewals.

**NOTE 7 – LEASE COMMITMENT**

The Company relocated their office to 499 Park Avenue in New York City. The lease term is five years, including a one year option to renew, expiring on December 7, 2016. The lease calls for rent and utilities of $15,351 per month, plus escalations.

**NOTE 8 – SECURITY DEPOSIT**

The lease deposit at March 31, 2015 was $92,055 and is in the form of "Restricted Cash" in a certificate of deposit at Citibank.

**NOTE 9 - EARNINGS PER SHARE**

The Company uses FASB ASC 260-10, (formerly SFAS No. 128), "Earnings per Share," for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding.

Diluted earnings per share are computed similar to basic earnings per share except that the denominator is increased to include common stock equivalents, if any, as if the potential common shares had been issued. There are no common stock equivalents, therefore either basic or diluted income per share are the same and calculated at $.282 per share.

**NOTE 10 – COMPREHENSIVE INCOME (LOSS)**

The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of shareholders' equity. There was a comprehensive gain during the current year resulting from the Indian rupee loss against the US dollar loss as follows:

| | | |
|---|---|---|
| Foreign tax receivable (Original Cost Basis | $ | 458,122 |
| Unrealized loss on currency exchange through 3-31-14 | | (68,410) |
| Unrealized gaain on currency exchanage 3/31/15 | | 4,927 |
| | $ | 394,639 |

**NOTE 11 – FAIR VALUE MEASUREMENT**

The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. The Company complies with the reporting requirements of FASB ASC 820-5, but does not have any cash equivalents or other monetary assets.

**NOTE 12 – RELATED PARTY TRANSACTIONS**

The Company provided services per an "Intercompany Services Agreement" dated October 10, 2010, and recorded $2,435,631 in revenues for the fiscal year ended March 31, 2015.

**NOTE 13 – SUBSEQUENT EVENTS**

Subsequent events have been evaluated through May 28, 2015, which is the date the financial statements were available to be issued. There were no occurrences that required additional disclosure.

# AVENDUS CAPITAL INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## MARCH 31, 2015

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholder's equity | $ 1,578,233 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Due from parent company | (119,469) |
| Prepaid taxes | (5,430) |
| Prepaid expenses | (9,160) |
| Foreign tax refund receivable | (394,639) |
| Furniture and equipment | (25,149) |
| Deferred tax benefits | (346,400) |
| Security deposits | (98,055) |
| Net capital before haircuts on securities positions | 579,931 |
| Haircuts on securities positions | - |
| Net Capital | $ 579,931 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in the statement of financial condition: | |
| Accounts payable and accrued expenses | $ 77,092 |
| Corporate taxes payable | 42,222 |
| Deferred tax benefits on currency losses | 72,364 |
| Deferred rent payable | 16,109 |
| Total Aggregate indebtedness | 207,787 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 566,078 |
| Net capital less greater of 10% of total AI or 120% of minimum net capital | $ 559,152 |
| Ratio: Aggregate indebtedness to net capital is | 35.83% |

The difference between the computation of net capital as computed above and as reported by the Company in Part IIA of Form X-17a-5 as of March 31, 2015 is attributable to the following:

| | |
|---|---|
| Net capital was reported by Company | $ 611,457 |
| Adjustment of total liabilities | (31,526) |
| Net capital per audited report | $ 579,931 |

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

**Schedule II**

**Independent Accountants Agreed-Upon Procedures Report on Schedule of Assessments and Payments (Form SIPC-7)**

To the Board of Directors of
Avendus Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Avendus Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Avendus Capital, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Avendus Capital, Inc.'s management is responsible for the Avendus Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015 as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
May 28, 2015

SIPC-6

(34-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Payment Form

**For the first half of the fiscal year ending** March 31, 20 15

SIPC-6

(34-REV 7/10)

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068226 FINRA MAR

Avendus Capital, Inc.

499 Park Avenue, 12th Floor

New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 4512

   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

   2. Assessment balance due 4512

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

C. Total assessment and interest due $ 4512

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 4512

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 20 day of October, 20 14.

Avendus Capital, Inc.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP

(Title)

**This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 20 14
and ending September 30, 20 14
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1804749 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 1804749 |
| 2e. General Assessment @ .0025 | $ 4512 |

(to page 1, line 2.A.)

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended March 31, 20 15

(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068226 FINRA MAR

Avendus Capital, Inc.

499 Park Aveenue, 12th Floor

New York, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $15,794

B. Less payment made with SIPC-6 filed (exclude interest) ( 4512 )

10/20/2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 11,282

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $11,282

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $11,282

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Avendus Capital, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 24 day of April, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 20 14
and ending March 31, 20 15
Eliminate cents

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 6317684 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | |
| 2d. SIPC Net Operating Revenues | $ 6317684 |
| 2e. General Assessment @ .0025 | $ 15,794 |

(to page 1, line 2.A.)

**Assertions Regarding Exemption Provisions**

I, am Executive Director and represent the management of Avendus Capital, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period ending April 1, 2014 through March 31, 2015.

Avendus Capital, Inc.

By: ______________________________

Puneet Shivam, Executive Director

May 28, 2015

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
Avendus Capital, Inc.

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Avendus Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Avendus Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
May 28, 2015